Exhibit 4.1

Jonathan B. Rome
178 West Saddle River Road
Saddle River, New Jersey 07458

Dear Jonathan:

The following sets forth the arrangements we have discussed regarding your employment as a senior officer at Boston Therapeutics, Inc., a Delaware corporation (the “Company”).

You have agreed to join the Company, effective November 8, 2012, as the Chief Operating Officer.  As we have discussed, the Company is in the development stage, and is not generating sufficient revenue to pay officers cash compensation at this time. As such, you and the Company have agreed that, until mutually agreed otherwise, and, this agreement is amended to reflect otherwise, the Company has agreed to issue a non-qualified stock option to you for the purchase of 5,000,000 shares of the Company’s common stock, at an exercise price of $0.50 per share (the “Option”).

The Option will “vest” and become exercisable in increments over a period of three years, as shown on Exhibit 1 (“OPTION GRANT VESTING SCHEDULE”) to this Agreement, during which time you will provide your best efforts to drive sales of the Company’s SUGARDOWN® product and to drive the filing of the Company’s ANDA for Metformin Hydrochloride Chewable Tablets.  Your specific duties and responsibilities and goals in connection with these efforts are described on Exhibit 2 to this Agreement (the “Performance Standards”).  The Option shall be exercisable to the extent vested at any time prior to the close of business on November 1, 2017.  The Option will not have a cashless exercise feature. Notwithstanding the vesting schedule described on Exhibit 1, (a) upon your separation from employment with the Company for any reason, the Option will cease vesting at the end of the last day of the calendar quarter following the quarter in which such separation occurs, (b) if your separation is for cause, then the Option will cease vesting on the date of separation, and (c) for purposes of this Agreement, “cause” shall include your failure to meet the Performance Standards.

It is our expectation that you will be engaged as an officer of the Company for the entire vesting period, or three years, and that if you are terminated without cause prior to November 6, 2013, then the Option will continue to vest through March 31, 2014 in accordance with the vesting schedule described on Exhibit 1.

You will be eligible for the Company’s standard employee benefits as are or in the future will be generally provided by the Company to employees of similar position at the Company.  These benefits, if any, will be available effective as of your hire date, subject to any waiting periods and any other conditions of the particular benefit plan or contract.  You understand and agree that the Company has reserved the right and option, in its sole discretion, to change, interpret or modify any or all of its current benefits, plans, providers and policies at any time.

Boston Therapeutics, Inc. OTCQB:BTHE
1750 Elm Street Suite 103    Manchester, NH    03104
Tel: (603) 935-9799    Fax: (603) 685-4784    www.bostonti.com

During Executive’s employment with the Company, Executive shall observe all Company rules, regulations, policies, procedures and practices in effect from time to time, including, without limitation, such policies and procedures, as may be amended or superseded from time to time.

During the term of this Agreement, the Executive shall not, either as an Executive, Employer, Employee, Consultant, Agent, Principal, Partner, Corporate Officer, Director, Shareholder, Member, Investor or in any other individual or representative capacity, engage or participate in any business or business related activity of any kind that is in direct competition with the business of the Company or any business activity directly related to the business in which the Company is now involved or becomes involved during the Executive’s employment.

Notwithstanding the statement above concerning the Company’s expectation that you will be engaged as a senior officer of the Company for three years, this offer letter is not, and should not be construed as a contract of employment for any term.  Your employment relationship with the Company is “at will,” meaning that either you or the Company may terminate the employment relationship at any time, for any reason or for no reason.

This letter records the terms of our offer for our mutual reference.  This letter supersedes all previous discussions and written communications regarding such terms.  If the foregoing accurately describes the employment arrangement about which we have agreed, please accept the terms of the offer by countersigning a copy of this letter and returning it to us.

By signing this letter, you also acknowledge and represent that you (i) have received a copy of the Company’s [Confidentiality and Non Circumvention Agreement] which you will be required to execute as a condition of your employment, and (ii) are not subject to any contract, agreement, consent, order or other constraint that would restrict or limit your right or ability to perform for the Company or its affiliates your duties as described in this letter.

Very truly yours,

Boston Therapeutics, Inc.

By:  /s/Jonathan B. Rome

Accepted and Agreed:

By: /s/Kenneth A. Tassey, Jr.

Date:        November 8, 2012

 Boston Therapeutics, Inc. OTCQB:BTHE
1750 Elm Street Suite 103    Manchester, NH    03104
Tel: (603) 935-9799    Fax: (603) 685-4784    www.bostonti.com

EXHIBIT 1
OPTION GRANT
VESTING SCHEDULE

number of vested shares
On the Initial
Vesting Date
(date of hire)	416,667

Plus:

From the Initial Vesting Date, each subsequent vesting period shall be in accordance with the following schedule:

03/31/13	416,667
06/30/13	416,667
09/30/13	416,667
12/31/14	416,667
03/31/14	416,667
06/30/14	416,667
09/30/14	416,667
12/31/14	416,667
03/31/15	416,667
06/30/15	416,667
09/30/15	416,663
5,000,000

BOSTON THERAPEUTICS

Boston Therapeutics, Inc. OTCQB:BTHE
1750 Elm Street Suite 103    Manchester, NH    03104
Tel: (603) 935-9799    Fax: (603) 685-4784    www.bostonti.com

EXHIBIT 2
PERFORMANCE STANDARDS

	QTR	Sales, all products	ANDA
2013	Q1

	Q2	Q1 & Q2 2013 $300,000 gross sales in all markets	Formulation and Stability completed

	Q3	$325,000 gross sales in all markets	Bio Study completed

	Q4	$600,000 gross sales in all markets	ANDA submission

2014	Q1

	Q2		ANDA filing acceptable to
FDA
	Q3		Execution of two business Dvelopment collaborations

	Q4	FY 2014 $3.0 million gross sales in all markets

2015	Q1

Q2
	Q3	2015 Year-to-date $6.0 million gross sales in all markets

Boston Therapeutics, Inc. OTCQB:BTHE
1750 Elm Street Suite 103    Manchester, NH    03104
Tel: (603) 935-9799    Fax: (603) 685-4784    www.bostonti.com